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[redacted]

12013687

ITEDSTATES
)EXCHANGECOMMISSION
ngton, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 15 2012
DIVISION OF TRADING & MARKETS

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SEC FILE NUMBER
8-51262

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Virtu Financial Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/12

VIRTU FINANCIAL CAPITAL MARKETS, LLC

(A Wholly Owned Subsidiary of Virtu-MTH Holdings, LLC)

(SEC I.D. No. 8-51262)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND INDEPENDENT AUDITORS' REPORT
AND SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT.**

Deloitte.

Deloitte & Touche LLP
350 South Grand Avenue
Suite 200
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Virtu Financial Capital Markets, LLC
Santa Monica, California

We have audited the accompanying statement of financial condition of Virtu Financial Capital Markets, LLC (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Virtu Financial Capital Markets, LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 13, 2012

VIRTU FINANCIAL CAPITAL MARKETS, LLC
(A Wholly Owned Subsidiary of Virtu-MTH Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 10,298,956
RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	49,922,860
INTEREST AND DIVIDENDS RECEIVABLE	453,611
SECURITIES OWNED — At market	78,127,353
SECURITIES BORROWED	270,812,242
DEPOSITS WITH CLEARING ORGANIZATIONS	6,070,131
OTHER ASSETS	2,262,378
GOODWILL	1,264,645
INTANGIBLES — Net of accumulated amortization	1,688,829
DUE FROM AFFILIATES	48,357
TOTAL	$420,949,362

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables to broker-dealers and clearing organizations	$ 35,313,145
Accounts payable and accrued expenses	4,416,150
Interest and dividends payable	390,907
Securities loaned	256,865,915
Securities sold, not yet purchased	76,035,455
Due to affiliates	11,259,815
Total liabilities	384,281,387
MEMBER'S EQUITY	36,667,975
TOTAL	$420,949,362

See notes to statement of financial condition.

1. NATURE OF BUSINESS

Virtu Financial Capital Markets, LLC (the "Company") (VFCM) (fka EWT, LLC) conducts business as a broker-dealer in securities. The Company was formed in 2003, is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation, and various stock exchanges. The Company trades exclusively for its own account and does not have customers. The Company is a subsidiary of Virtu-MTH Holdings, LLC (the "Parent").

Acquisitions — On December 9, 2011, the Company acquired the Designated Market Maker (DMM) Business from Cohen Capital Group, LLC (CCG) for a purchase consideration of $3 million and assumed net assets of $35,000. The subject business is a designated market maker, providing liquidity to market participants on the New York Stock Exchange (NYSE) and NYSE Amex. The acquisition gives the Company the right to act as a DMM in 258 symbols on the NYSE and NYSE Amex. The acquisition of the DMM Business from CCG was treated a business purchase as required by accounting principles generally accepted in the United States of America (U.S. GAAP).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with U.S. GAAP and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents — The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits.

Securities Borrowing and Lending — The Company conducts securities borrowing and lending activities with external counterparties. In connection with these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. In accordance with substantially all its stock loan and stock borrow agreements, the Company is permitted to sell or repledge the securities received. Securities borrowed or loaned are recorded based on the amount of cash collateral advanced or received. The initial collateral advanced or received approximates or is greater than 102% of the fair value of the underlying securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Receivables from Broker-Dealers and Clearing Organizations — Amounts receivable from broker-dealers and clearing organizations may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. At December 31, 2011, receivables from broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, open equity in futures transactions, and cash held by broker-dealers.

In the normal course of business, substantially all of the Company's securities transactions, money balances, and security positions are transacted with several brokers. The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased — The Company is required to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at contracted amounts, which approximate fair value. Fair value is an exit price, representing the amount that would be exchanged to sell an asset or transfer a liability in an orderly transaction between market participants.

The Company carries securities owned and securities sold, not yet purchased at fair value. Fair value for securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ or other national market is determined at their last sales price as of the last business day of the period as determined by nationally published quotation services. Fair value measurements are not adjusted for transaction costs. The recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market is prohibited. In the case of options, the fair value of securities is determined using the average of the best bid and best ask prices across multiple global exchanges.

Forward Contracts — Forward contracts include forward swaps with related parties to hedge the economic gain or loss for trading strategies where the Company offsets gain or loss by financial instrument by strategy with the related party. Each swap contract has an International Swaps and Derivatives Association, Inc. (ISDA) agreement, which provides the right to offset and is settled with related parties at the end of each month. There were no outstanding forward contract positions at December 31, 2011.

Exchange Memberships and Stock — Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a fair value that reflects management's estimate, in accordance with ASC 940-340, *Financial Services–Broker and Dealers*. Management believed that no impairment occurred in the value of exchange membership seats during the year ended December 31, 2011. The Company's exchange memberships at December 31, 2011, are valued at $1,500,000 and are included as part of other assets on the statement of financial condition.

Exchange stock includes shares that the Company is required to hold in order to maintain certain trading privileges. Publicly traded exchange shares are marked to market, while non-publicly traded shares are recorded at historical cost, which are analyzed for impairment on a regular basis. The Company's exchange stock at December 31, 2011 are valued at $120,608 and are included as part of other assets on the statement of financial condition.

Payables to Broker-Dealers and Clearing Organizations — As of December 31, 2011, payables to broker-dealers and clearing organizations primarily represent amounts due for unsettled trades, futures contracts, open equity in futures transactions, and cash payable to broker-dealers in relation to the Company's proprietary trading.

Offsetting of Amounts Related to Certain Contracts — When the requirements of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 815-10-45, *Balance Sheet Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting agreement. For the year ended December 31, 2011, there were no outstanding positions that were netted per ASC 815-10-45.

Goodwill and Other Intangible Assets — Goodwill represents the excess of costs over the fair value of net assets of businesses acquired. Goodwill acquired in the CCG business combination is determined to have an indefinite useful life and is not amortized, but instead is tested for impairment, at least annually, or more frequently if events and circumstances indicate that the goodwill might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Intangible assets with estimable useful lives are to be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment. Intangible assets resulting from the acquisition of certain assets related to the CCG DMM business are amortized over a period of nine years.

Income Taxes — The Company is a single-member limited liability company and is treated as a disregarded entity for United States (U.S.) federal income tax purposes. Accordingly, no provision for federal or state income taxes is required. The Company is included in the consolidated income tax return of the Parent.

The Company accounts for uncertain tax positions in accordance with FASB ASC No. 740, *Income Taxes*. The Company is required to determine whether a tax provision is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely realized upon ultimate settlement. Based on its analysis, the Company has determined that there are no uncertain tax positions that would have a material impact on the Company's financial position or the results of operations for the year ended December 31, 2011.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on an on-going analysis of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such changes in estimate will be recorded in the period in which such determination is made.

Recent Accounting Pronouncements — In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value and Disclosure Requirements in U.S. GAAP and IFRSs*, to substantially converge the guidance in U.S. GAAP and IFRS on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB ASC 820, *Fair Value Measurement*, including the following provisions:

- Application of the concepts of highest and best use and valuation premise
- Introduction of an option to measure groups of offsetting assets and liabilities on a net basis
- Incorporation of certain premiums and discounts in fair value measurements
- Measurement of the fair value of certain instruments classified in shareholders' equity

In addition, the amended guidance includes several new fair value disclosure requirements, including, among other things, information about valuation techniques and unobservable inputs used in Level 3 fair

value measurements and a narrative description of Level 3 measurements' sensitivity to changes in unobservable inputs. Some of the new disclosures are not required for nonpublic entities. The amendments in ASU No. 2011-04 are effective for interim and annual periods beginning after December 15, 2011 (that is, fiscal year ending December 31, 2012). The Company is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its statement of financial condition.

In September 2011, the FASB issued ASU 2011-08, *Testing Goodwill for Impairment*, to give both public and nonpublic entities the option to qualitatively determine whether they can bypass the two-step goodwill impairment test under FASB ASC 350-20, *Intangibles — Goodwill and Other: Goodwill.*

Under the new guidance, if an entity chooses to perform a qualitative assessment and determines that it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, it would then perform Step 1 of the annual goodwill impairment test in ASC 350-20 and, if necessary, proceed to Step 2. Otherwise, no further evaluation would be necessary. The decision to perform a qualitative assessment is made at the reporting unit level, and an entity with multiple reporting units may utilize a mix of qualitative assessments and quantitative tests among its reporting units. The amended guidance is effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 (that is, fiscal year ending December 31, 2012), although early adoption is permitted. The Company reviewed the requirements of the standard and elected to not early adopt the standard. The Company is in the process of evaluating the impact the new guidance will have on its statement of financial condition.

In December 2011, the FASB issued ASU No. 2011-11, *Balance Sheet (Topic 210), Disclosures about Offsetting Assets and Liabilities*, which requires entities to disclose information about financial instruments and derivative instruments that have been offset or that are subject to enforceable master netting arrangements, to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to provide both net (offset amounts) and gross information in the notes to the financial statements for relevant assets and liabilities that are offset or subject to the arrangements. The amendments in ASU No. 2011-11 are effective for interim and annual periods beginning on or after January 1, 2013 (that is, fiscal year ending December 31, 2013) and an entity should provide the disclosures required by the amendments retrospectively for all comparative periods presented. The Company is in the process of evaluating the disclosure requirements and any impact the new disclosures will have on its statement of financial condition.

3. FAIR VALUE MEASUREMENTS

The Company's assets are recorded at fair value and have been categorized based upon a fair value hierarchy in accordance with ASC 820-10, *Fair Value Measurements and Disclosure*. ASC 820-10 defines fair value as the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

ASC 820-10 requires a three level hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy level assigned to each security in the Company is based on the assessment of the transparency and reliability of the inputs used in the valuation of such security at the measurement date based on the lowest level of input that is significant to the fair value measurement. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Transfers in or out of hierarchy levels are recognized based on the beginning fair value of the quarter in which they occurred. There were no transfers of investments between Level 1 and Level 2 during the year ended December 31, 2011.

Investments measured and reported at fair value are classified and disclosed in one of the following categories based on inputs:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2 — Quoted prices in markets that are not active and financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3 — Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

The following table summarizes all securities at fair value, within the fair value hierarchy levels as of December 31, 2011:

	Assets at Fair Value, December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities owned — at market:				
Equity securities	$ 76,698,140	$ -	$ -	$ 76,698,140
Options		1,429,213		1,429,213
	$ 76,698,140	$ 1,429,213	$ -	$ 78,127,353
Receivables from broker-dealers and clearing organizations:				
Index futures	$ 500,863	$ -	$ -	$ 500,863
	$ 500,863	$ -	$ -	$ 500,863

	Liabilities at Fair Value, December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Securities sold, not yet purchased:				
Equity securities	$ 74,693,787	$ -	$ -	$ 74,693,787
Options		1,341,668		1,341,668
	$ 74,693,787	$ 1,341,668	$ -	$ 76,035,455
Payables to broker-dealers and clearing organizations:				
Commodity futures	$ 388,280	$ -	$ -	$ 388,280
	$ 388,280	$ -	$ -	$ 388,280

4. DERIVATIVE INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices as determined by nationally published quotation services. Derivatives used for economic hedging purposes include futures and options. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Asset Derivatives	Balance Sheet Classification	Fair Value
Options	Securities owned — at market	$ 1,429,213
Index futures	Receivables from broker-dealers and clearing organizations	500,863

Liability Derivatives	Balance Sheet Classification	Fair Value
Options	Securities sold, not yet purchased	$ 1,341,668
Commodity futures	Payables to broker-dealers and clearing organizations	388,280

5. GOODWILL AND INTANGIBLES

As a result of the acquisition of certain assets from CCG, the Company recorded goodwill and an identifiable intangible asset, the rights for CCG to act as DMM on the NYSE and NYSE AMEX (the "DMM" rights). Goodwill is the cost of acquired companies in excess of the fair value of net assets, including identifiable intangible assets, at the acquisition date. Goodwill is not amortized, but is subject to evaluation for impairment at least annually or if there is a triggering event. The DMM rights are considered to have an estimated useful life of nine years and are amortized over their estimated useful lives and may also be subject to impairment, which is reviewed at least annually or if there is a triggering event. Amortization costs related to intangible assets for the year ended December 31, 2011, were $11,171. There has been no triggering event for goodwill or intangible assets impairment assessment since the acquisition. Goodwill and intangible assets were not considered impaired as of December 31, 2011.

The following table sets forth the gross carrying amounts, accumulated amortization, and net carrying amounts of the firm's goodwill and the intangible assets related to DMM rights from to the CCG acquisition:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$1,264,645	$ -	$1,264,645
Intangible assets related to DMM rights	1,700,000	11,171	1,688,829
Total	$2,964,645	$11,171	$2,953,474

The Company's amortization expense related to intangible assets for the next five years at December 31, 2011, is as follows:

Year	Annual Amortization Expense
2012	$ 188,889
2013	188,889
2014	188,889
2015	188,889
2016	188,889

6. RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2011, consist of the following:

	Receivable	Payable
Receivables from and payables to broker-dealers and clearing organizations	$ 137,465	$ 103
Net equity with futures commission merchants	49,159,120	34,584,275
Securities failed to deliver and securities failed to receive	626,275	728,767
	$ 49,922,860	$ 35,313,145

7. COLLATERALIZED TRANSACTIONS

The Company enters into securities borrowing and lending transactions and agreements to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including U.S. equity shares. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to enter into securities lending transactions or deliver these securities to counterparties to cover short positions. Amounts relating to collateralized transactions at December 31, 2011 are summarized as follows:

Market value of securities received as collateral	$ 262,341,789
Market value of securities owned and pledged	248,741,464

8. CONCENTRATION OF CREDIT RISK AND CURRENCY RISK

The Company maintains U.S. checking accounts with balances frequently in excess of $250,000. The Federal Deposit Insurance Corporation (FDIC) insures checking accounts up to $250,000. The FDIC from December 31, 2010, through December 31, 2012, insures all funds in a U.S. noninterest-bearing transaction account in full. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

Credit Risk — Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. The Company regularly transacts business with major U.S. and foreign financial institutions. The Company manages credit risk by limiting the total amount of arrangements outstanding, both by individual

counterparty and in the aggregate, by monitoring the size and maturity structure of its portfolio and by applying uniform credit standards for all activities associated with credit risk. The Company is of the opinion that credit risk related to derivative contracts as of December 31, 2011, will not have a significant adverse effect on the financial condition of the Company. All listed securities are cleared through and held in custody by the Company's prime brokers, custodians, and securities lending counterparties. The Company is subject to credit risk to the extent that the brokers may be unable to fulfill their obligations either to return the Company's securities or repay amounts owed. In the normal course of its investment activities, the Company may be required to pledge investments as collateral, whereby the prime brokers have the right, under the terms of the prime brokerage agreements, to sell or repledge the securities if the Company is unable to meet its margin requirements.

Currency Risk — Though predominantly invested in U.S. dollar-denominated investments at December 31, 2011, the Company may invest in securities or maintain cash denominated in currencies other than the U.S. dollar. The Company is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner that has an adverse effect on the reported value of the Company's assets and liabilities denominated in currencies other than the U.S. dollar.

9. BANK LINE-OF-CREDIT

The Company has available a line of credit. At December 31, 2011, $0 was outstanding on the line of credit. The Company uses the line of credit to meet margin requirements and posts securities as collateral. The interest rate at December 31, 2011 was 0.82% per annum. There was no interest payable on the line of credit as of December 31, 2011.

10. RELATED-PARTY TRANSACTIONS

The Company incurs fees paid to related entities (the "Providers", which includes the Parent, and VFH Parent LLC, Virtu Financial Services, Virtu Financial Operating LLC and Virtu Financial LLC) under common control of VFH Parent LLC. At December 31, 2011, the Company has an agreement with the Providers for technology and administrative services at monthly fees based on prior month's usage. The agreement may be terminated without cause or further obligation by the Company with 30-days written notice. The total payable as of December 31, 2011 was $2,305,692 and is included in due to affiliates within the statement of financial condition.

The Company enters into securities lending arrangements with Virtu Financial BD LLC, a related party under common control of the Parent. At December 31, 2011, the Company had securities borrowed and loaned in the amount of $85,717,500 and $177,272,400, respectively. The Company also had interest receivable and payable of $235,341 and $182,697, respectively, on the securities borrowed and loaned.

The Company enters into forward contracts with related parties under common control of the Parent. These contracts are subject to an agreement approved by the ISDA between the Company and the related party.

The Company makes loans to and receives loans from affiliates to meet its daily obligations. At December 31, 2011, the Company has a receivable from and payable to its Parent and affiliates of $48,357 and $11,259,815, respectively related to such loans.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore,

subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures contracts provide for delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for options is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces, such as volatility and changes in interest and foreign exchange rates.

The Company is exposed to market risk equal to the value of the futures and option contracts purchased and unlimited liability on such contracts sold, not yet purchased. Management has established procedures to actively monitor and minimize market and credit risks. In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2011.

The purchase and sale of futures and options contracts requires margin deposits with a Futures Commission Merchant (FCM). The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with an FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total cash and other equity deposited.

12. EMPLOYEE BENEFIT PLANS

The Company-sponsored 401(k) defined contribution plan (the "Plan") allows participants to make contributions up to the annual limit or the lesser of 90% of eligible compensation or $16,500 (in 2011; thereafter as adjusted by the Secretary of the Treasury). No changes to the Plan occurred during the year. The Plan requires the employee to attain age of 20 and complete six months of service with the Company. Upon satisfying this requirement, the employee will be eligible to participate in the Plan on the first day of each month. Contributions to the Plan are made from employee salary deferrals and employer matching contributions by the Company up to a maximum of 6% of eligible compensation. Tax laws limit the amount of compensation that may be taken into account each Plan year; the maximum amount for the 2011 Plan year is $245,000. Employee contributions vest immediately. Employer match contributions vest after one year of employment.

The Company had an involuntary deferred compensation plan (the "Deferred Compensation Plan") for the purpose of providing deferred compensation and retention incentives to key employees. The Deferred Compensation Plan was terminated on July 8, 2011, and the balance in the Deferred Compensation Plan of $1,683,625 was paid out in full on July 15, 2011.

13. CONTINGENCIES

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Legal costs are estimated and recorded. The Company disputes liabilities in connection with

all such proceedings and claims, and the Company presently intends to vigorously defend all such proceedings and claims. However, the ultimate effect on the Company from the pending proceedings and claims, if any, is presently unknown.

14. COMMITMENTS

During 2010, the Company abandoned its property lease when it moved to its current location in Santa Monica, California and recorded a loss equal to the total present value of the lease payments. At December 31, 2011, the Company's future minimum rental commitments are as follows:

Year Ending December 31	Minimum Lease Rents	Sublease Rents	Net Lease Rents
2012	$ 335,177	$ (129,795)	$ 205,382

The present value of the commitment as of December 31, 2011 is $186,653 and is included as part of accounts payable and accrued expenses on the statement of financial condition.

15. NET CAPITAL, REQUIREMENTS

Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit balances. At December 31, 2011, the Company had net capital of $28,719,773, which was $27,719,773 in excess of its required net capital of $1,000,000.

Pursuant to NYSE-AMEX rules, the Company is also required to maintain $2.4 million of capital in connection with the operation of the Company's DMM business. The required amount is determined under the exchange rules as the greater of $1 million or 15% of the market value of 60 trading units for each symbol in which the Company is registered as the DMM.

16. INDEMNIFICATION ARRANGEMENTS

Consistent with standard business practices in the normal course of business, the Company has provided general indemnifications to its managers, officers, employees, and agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such persons under certain circumstances as more fully disclosed in its operating agreement. The overall maximum amount of the obligations (if any) cannot reasonably be estimated as it will depend on the facts and circumstances that give rise to any future claims.

17. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through March 13, 2012, the date the statement of financial condition was issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

Deloitte.

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March 13, 2012

Virtu Financial Capital Markets, LLC
1540 2nd Street
Santa Monica, CA 90401

In planning and performing our audit of the financial statements of Virtu Financial Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated March 13, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP